 EF Hutton, division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, New York 10022

March 22, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Oak Woods Acquisition Corporation
Registration Statement on Form S-1/A-2
File No. 333-269862 REQUEST FOR ACCELERATION OF EFFECTIVENESS

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:30 p.m., Eastern Time, on Thursday, March 23, 2023, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that in excess of 300 copies of the Preliminary Prospectus dated March 20, 2023, have been, or will be, distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities and Exchange Act of 1934, as amended, in connection with the above referenced issue.

EF Hutton, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal